BC FORM 51-102F3
SECURITIES ACT

1.  Name and Address of Company

QUEST CAPITAL CORP. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, B.C. V6C 3P1

2.  Date of Material Change

November 29, 2006

3. News Release

A news release relating to the material change described herein was released in Vancouver, BC via CCN Mathews on November 29, 2006.

4. Summary of Material Change

Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce that seasoned mortgage banker, Kenneth Gordon, has joined the Company as Chief Operating Officer (“COO”). Mr. Gordon has over 30 years of Canadian and international mortgage lending experience, including, five years (2001-2006) as Vice President of MCAP (Caisse de depot et placement du Quebec) where he was responsible for all interim and construction mortgage lending; and eight years (1993-2001) as Vice President of Mortgage Investments and then President of Aylmer & Sherbrooke Investments Inc., which is the fully owned mortgage corporation of the McGill University Pension Fund.

5. Full Description of Material Change

Quest Capital Corp. ('Quest' or the 'Company'), is pleased to announce that seasoned mortgage banker, Kenneth Gordon, has joined the Company as Chief Operating Officer (“COO”). Mr. Gordon has over 30 years of Canadian and international mortgage lending experience, including, five years (2001-2006) as Vice President of MCAP (Caisse de depot et placement du Quebec) where he was responsible for all interim and construction mortgage lending; and eight years (1993-2001) as Vice President of Mortgage Investments and then President of Aylmer & Sherbrooke Investments Inc., which is the fully owned mortgage corporation of the McGill University Pension Fund.

Mr. Gordon has served on the executive committee of the Mortgage Bankers Association of America and has a mortgage broker’s license both in Quebec and British Columbia. He has also served as a director for the Quebec chapter of the Appraisal Institute of Canada and as Vice Chairman of the Saskatchewan section of the Trust Companies Association of Canada. In addition, he holds a CRE designation from the Counsellors of Real Estate, a CRA designation from the Appraisal Institute of Canada and a FRICS designation from the Royal Institute of Chartered Surveyors.

In his new position, Mr. Gordon will be responsible for managing the Company’s real estate lending operations and the expansion of Quest’s mortgage lending activities.

"I am delighted that Ken has agreed to join Quest in this newly created COO executive role”, said Company Chairman, Robert Buchan. “The driving force behind Quest’s growth is its mortgage lending business and this appointment strengthens our senior management team as we diversify geographically and expand our scope of operations. Ken's proven leadership, national development experience and relationships within the mortgage lending business will further enable us to capitalize on growth opportunities”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

A. Murray Sinclair Managing Director Tel: 604.689.1428 Toll Free: 800.318.3094	Mark Monaghan Vice President Tel: 416.367.8383

9. Date of Report

December 4, 2006